Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 17 DATED APRIL 2, 2018
TO THE PROSPECTUS DATED APRIL 6, 2017

This supplement No. 17 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 17 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of March 31, 2018;
•the status of our offering;
•the status of our share repurchase plan;
•the recent share pricing information;
•to disclose our conversion to an UPREIT structure;
•to disclose the reduction of dealer manager fees with respect to Class A and Class M-I shares;
•to disclose the ability to waive the initial investment amount for Class A-I and Class M-I shares; and
•to disclose the ability to negotiate a lower limit on underwriting compensation.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of March 31, 2018:

	March 31, 2018
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$1,259,048,000	$700,734,000	$197,094,000	$130,798,000	$136,777,000	$2,424,451,000
Debt	(482,203,000)	(268,374,000)	(75,485,000)	(50,094,000)	(52,384,000)	(928,540,000)
Other assets and liabilities, net	37,109,000	20,653,000	5,809,000	3,855,000	4,031,000	71,457,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$813,954,000	$453,013,000	$127,418,000	$84,559,000	$88,424,000	$1,567,368,000
Number of outstanding shares	69,424,704	38,551,532	10,838,736	7,192,314	7,531,714
NAV per share	$11.72	$11.75	$11.76	$11.76	$11.74

(1)	The value of our real estate investments was greater than the historical cost by approximately 7.4% as of March 31, 2018.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of March 31, 2018:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	5.36%	5.73%	5.74%	5.69%	6.25%	5.64%
Discount rate/internal rate of return (IRR)	6.57	6.31	6.49	6.40	8.16	6.47
Annual market rent growth rate	3.05	3.00	2.79	3.10	3.31	3.01
Holding period (years)	10.00	10.00	10.00	10.00	21.97	10.20

(1)
Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our real estate investment value as of March 31, 2018:

Input
Discount Rate - weighted average	0.25% increase	(1.9)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.6)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.3)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $10,819,000 lower and $3,061,000 higher than the carrying values at March 31, 2018 and December 31, 2017, respectively. The NAV per share would have increased by $0.08 and decreased by $0.02 per share at March 31, 2018 and December 31, 2017, respectively, if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.
Status of the Offering
We commenced our First Extended Public Offering of up to $2,700,000,000 in shares of common stock on January 16, 2015, of which $2,400,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of March 31, 2018, we have received aggregate gross proceeds of approximately $1,022,045,000 including $615,849,000 from the sale of 54,662,996 Class A shares, $228,727,000 from the sale of 20,336,544 Class M shares, $99,695,000 from the sale of 8,843,571 Class A-I shares and $77,774,000 from the sale of 6,969,293 Class M-I shares pursuant to our primary offering. As of March 31, 2018, there were $1,377,955,000 in shares of our common stock in our primary offering available for sale. As of March 31, 2018, we have received approximately $85,837,000 pursuant to our distribution reinvestment plan, including $53,607,000 from the sale of 4,739,749 Class A shares, $18,861,000 from the sale of 1,661,110 Class M shares, $6,933,000 from the sale of 609,184 Class A-I shares and $6,436,000 from the sale of 567,009 Class M-I shares. As of March 31, 2018, there were $214,163,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $1,539,574,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $25,478,000 during the quarter ending March 31, 2018.  As of March 31, 2018, our total Company NAV across all share classes was approximately $1,567,368,000.
Share Repurchase Plan Status
During the quarter ended March 31, 2018, we redeemed 1,943,028 shares for a total of approximately $22,779,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from April 1, 2018 through June 30, 2018 are limited to approximately $78,368,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from March 1 to March 31, 2018, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
March 1, 2018	$11.74	$11.78	$11.78	$11.79	$11.77
March 2, 2018	$11.74	$11.78	$11.78	$11.79	$11.77
March 5, 2018	$11.74	$11.78	$11.79	$11.79	$11.78
March 6, 2018	$11.74	$11.78	$11.79	$11.79	$11.78
March 7, 2018	$11.74	$11.78	$11.79	$11.79	$11.78
March 8, 2018	$11.74	$11.78	$11.79	$11.80	$11.78
March 9, 2018	$11.74	$11.78	$11.79	$11.79	$11.78
March 12, 2018	$11.74	$11.78	$11.79	$11.80	$11.78
March 13, 2018	$11.74	$11.79	$11.79	$11.80	$11.78
March 14, 2018	$11.74	$11.78	$11.78	$11.79	$11.77
March 15, 2018	$11.74	$11.78	$11.78	$11.79	$11.78
March 16, 2018	$11.75	$11.80	$11.80	$11.81	$11.79
March 19, 2018	$11.75	$11.80	$11.80	$11.81	$11.80
March 20, 2018	$11.76	$11.80	$11.80	$11.81	$11.80
March 21, 2018	$11.76	$11.80	$11.81	$11.82	$11.80
March 22, 2018	$11.76	$11.80	$11.81	$11.82	$11.80
March 23, 2018	$11.77	$11.81	$11.82	$11.82	$11.81
March 26, 2018	$11.77	$11.81	$11.82	$11.83	$11.81
March 27, 2018	$11.77	$11.82	$11.82	$11.83	$11.82
March 28, 2018	$11.81	$11.85	$11.86	$11.86	$11.85
March 29, 2018 (2)	$11.72	$11.75	$11.75	$11.75	$11.74

(1)	Shares of Class D common stock are currently being offered pursuant to a private placement offering.

(2)
On March 6, 2018, our board of directors approved a gross dividend for the first quarter of 2018 of $0.13 per share to stockholders of record as of March 28, 2018. The decrease in share price on March 29, 2018 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.
Follow-on Offering and UPREIT Conversion
Effective as of April 1, 2018, Jones Lang LaSalle Income Property Trust, Inc. (the "Company," "we," "us," or "our") entered into an Operating Partnership Agreement, Contribution Agreement, Third Amended and Restated Advisory Agreement, Second Amended and Restated Distribution Reinvestment Plan, and Second Amendment to the Dealer Manager Agreement as a result of our conversion to an “UPREIT” structure by contributing substantially all of our assets to JLLIPT Holdings LP, a Delaware limited partnership (our “operating partnership”), of which we are the initial limited partner and JLLIPT Holdings GP, LLC (our wholly owned subsidiary) is the sole general partner. We refer to this re-structuring as the “contribution.”
The Operating Partnership Agreement establishes the partnership that creates the UPREIT and the governance around the operating partnership. The Contribution Agreement accomplishes the contribution of substantially all of our assets to the operating partnership and the amendments to the Advisory Agreement, Distribution Reinvestment Plan and Dealer Manager Agreement were entered into in order to address the introduction of the operating partnership and the accommodation of partnership units into our structure.
An “Umbrella Partnership Real Estate Investment Trust,” which we refer to as an “UPREIT,” is a REIT that holds all or substantially all of its assets through a partnership in which a REIT holds an interest. We converted to this structure to facilitate a tax-free contributions of properties to our operating partnership in exchange for limited partnership interests in our operating partnership. A transfer of property directly to a REIT in exchange for shares of common stock of a REIT is generally a taxable transaction to the transferring property owner. In an UPREIT structure, a property owner who desires to defer taxable gain on the disposition of his property may transfer the property to our operating partnership in exchange for limited partnership interests in the operating partnership and defer taxation of gain until the limited partnership interests are disposed of in a taxable transaction.

Reduction of Dealer Manager Fees with Respect to Class A Shares and Class M-I
Summary
The following disclosure regarding the dealer manager fees on our Class A shares amends, supplements and qualifies the applicable disclosure in the prospectus, including in the following sections: the cover page, “Questions and Answers About This Offering,” “Prospectus Summary,” “Compensation-Dealer Manager Fee,” “Description of Capital Stock-Common Stock,” “Plan of Distribution-Underwriting Compensation-Summary,” and “Plan of Distribution-Dealer Manager and Participating Broker-Dealer Compensation and Terms-Summary,” “Plan of Distribution-Underwriting Compensation” and shall be deemed to amend, supplement and qualify all related discussions appearing throughout the prospectus to the extent the relevance of such disclosure is readily apparent:
We will pay our dealer manager a dealer manager fee equal to up to 1/365th of (1) 0.85% of our NAV for our Class A shares for each day, (2) 0.30% of our NAV for our Class M shares for each day and (3) 0.30% of our NAV for our Class A-I shares for each day. We will not pay any dealer manager fee in connection with our Class M-I shares. The total amount of dealer manager fees that will be paid over time depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the dealer manager fee with respect to shares sold in this offering on the date at which total underwriting compensation paid with respect to this offering equals 10% of the gross proceeds from the primary portion of our offering (or a lower limit as set forth in the participating broker-dealer agreement between our dealer manager and the applicable participating broker-dealer in effect on the date upon which such primary shares were sold).
Ability to Waive Initial Investment Amount for Class A-I and Class M-I Shares
The following disclosure amends, supplements and qualifies the applicable disclosure in the prospectus and shall be deemed to amend, supplement and qualify all related discussions appearing throughout the prospectus to the extent the relevance of such disclosure is readily apparent:
You must initially invest at least $1,000,000 in our Class A-I and Class M-I shares, provided that the minimum investment amount may be reduced in the discretion of our dealer manager.
Ability to Negotiate Lower Limit on Underwriting Compensation
The following disclosure amends, supplements and qualifies the applicable disclosure in the prospectus, including the “Plan of Distribution,” and shall be deemed to amend, supplement and qualify all related discussions appearing throughout the prospectus to the extent the relevance of such disclosure is readily apparent:
Limitations on Underwriting Compensation
We monitor the aggregate amount of underwriting compensation that we pay in connection with this offering in order to ensure we comply with applicable FINRA rules. FINRA rules limit total underwriting compensation payable from whatever source, including offering proceeds and amounts paid by our sponsor and its affiliates for underwriting services that are not reimbursed by us, to 10% of the gross proceeds from our primary offering. We will cease paying selling commissions and dealer manager fees with respect to shares sold in this offering and any other type of underwriting compensation on the date at which total underwriting compensation paid with respect to this offering equals 10% of the gross proceeds of the primary offering (or, with respect to shares sold by a particular participating broker-dealer, a lower limit as set forth in the applicable agreement between the Dealer Manager and such participating broker-dealer on the date upon which such shares were sold). FINRA rules also limit our total organization and offering expenses (including selling commissions, bona fide due diligence expenses and underwriting compensation) to 15% of our gross offering proceeds. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, our advisor has agreed to reimburse us to the extent that organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.